Exhibit 6.11

Master Services Agreement
This Master Services Agreement (“MSA”) is entered into as of the date of the last signature below (the “Effective Date”) by and between YouNow, Inc., a Delaware company (collectively with its affiliates, “YouNow”), and PeerStream, Inc., a Delaware company (“PeerStream”). In connection with this MSA, the parties are also entering into a Deferred Delivery Agreement in the form attached hereto as Exhibit A (“DDA”, and, collectively with the MSA, the “Agreement”). The parties agree as follows:
1. DEFINITIONS
1.1    “Developer Materials” means any documentation, sample code, software development kits, and similar materials that YouNow may provide to PeerStream in connection with the Platform or its Services. Developer Materials shall include, but are not limited to, a software development kit designed to integrate the PeerStream Apps with the Platform (“Props SDK”).
1.2    “Governmental Authority” means any (a) nation, state, commonwealth, province, territory, county, municipality, district or other jurisdiction of any nature; (b) federal, state, local, municipal, foreign or other government; or (c) governmental or quasi-governmental authority of any nature (including any governmental division, department, agency, commission, self-regulatory authority, instrumentality, official, organization, unit, body or entity and any court or other tribunal).
1.3    “Platform” means YouNow’s blockchain-based infrastructure that supports the mobile applications that have enabled functionality for Props Tokens by measuring usage data and rewards.
1.4    “PeerStream Apps” means the PalTalk and CamFrog consumer-facing digital media mobile applications.
1.5    “Associated Wallet” means mobile wallet software that allows Users to hold, redeem, send, and exchange cryptographic tokens (“Props Tokens”).
1.6    “Protocol Rewards Engine” means the blockchain based software program that distributes Props Tokens as rewards, based on the results of a proprietary algorithm.
1.7    “User Information” means (i) information that personally identifies Users, including, without limitation, names, mailing addresses, email addresses, telephone numbers and account numbers, and (ii) information relating to a particular User’s use of the PeerStream Apps, including, without limitation, usage history, User settings and passwords.
1.8    “Users” means authorized end users and account holders of the PeerStream Apps.
2. IMPLEMENTATION AND OTHER SERVICES
2.1    Developer Materials. YouNow shall provide PeerStream with certain Developer Materials. From time-to-time as YouNow modifies the Developer Materials or develops additional Developer Materials, YouNow may provide those materials to PeerStream at YouNow’s discretion or upon PeerStream’s reasonable request.
2.2    PeerStream App Integration. PeerStream shall use commercially reasonable efforts to integrate the Props SDK and Platform into its PeerStream Apps (“Integration”) by December 31, 2019 (or, if the parties mutually agree in writing, a later date) in accordance with the terms of the Statement of Work set forth in Exhibit B (“SOW”). YouNow and PeerStream will work together to integrate the PeerStream Apps into the Platform. PeerStream acknowledges and agrees that by Integrating the PeerStream Apps into the Platform, the PeerStream Apps will be required to share daily active Props holders’ data. This data will be shared anonymously. PeerStream hereby permits the sharing of such information publicly. From time-to-time after Integration upon YouNow’s reasonable request, PeerStream shall provide the terms of use that govern each of the PeerStream Apps to YouNow for YouNow’s review and comment solely as the terms of use relate to the Props Tokens and the Props Tokens functionality. PeerStream shall use reasonable efforts to incorporate or implement such comments or revisions into the respective terms of use.
2.3    Statements of Work. The SOW shall include a description of the work to be provided by each party, the party to provide such work, a description of deliverables, if any, to be produced by the party, and such other terms and conditions as the parties may wish to include (“Services”).
2.4    Conflicts. In the event of a conflict between any provision of a SOW and this Agreement, this Agreement shall control, except to the extent that the SOW expressly refers to and overrides specific provisions of this Agreement.
3. PLATFORM AND DEVELOPER MATERIALS
3.1    Props SDK License. Subject to the terms and conditions of this Agreement, YouNow hereby grants PeerStream a limited, non-exclusive, non-sublicensable and non-transferable license during the Term: (i) to access and use the Props SDK in accordance with the Developer Materials, and to use the Developer Materials, in each case, for the sole purposes of developing, improving and testing the PeerStream Apps that are Integrated;
3.2    Authorized Users. PeerStream’s employees or independent contractors may have access to the Platform and/or Developer Materials on behalf of PeerStream as necessary to Integrate and maintain the PeerStream Apps (“Authorized Users”). PeerStream shall be liable for any breach of this Agreement by an Authorized User. PeerStream shall immediately notify YouNow in the event that PeerStream becomes aware of any violation of the terms of this Agreement by any Authorized User.
3.3    Restrictions. PeerStream and its Authorized Users must not, and must not permit or enable any third party to, (i) copy, modify, de-compile, reverse engineer, or otherwise attempt to derive the source code, algorithms, or architecture underlying the Platform; (ii) access or use the Platform for the purpose of designing, modifying, or otherwise creating any environment, program, or infrastructure, or any portion thereof, which competes with the Platform; (iii) use the Platform to violate any law or regulation, (iv) share login information or API tokens with any third party, or otherwise use the Platform in a service bureau or any other manner to provide services for a third party; (v) sell, resell, license, sublicense, distribute, rent or lease the Platform or Developer Materials without YouNow’s permission; (vi) disable, hack, disrupt, damage, interfere with, or otherwise access in an unauthorized manner the Platform or any technology or service of YouNow or any third party; (vii) violate, tamper with, or circumvent the security of any computer network, software, passwords, encryption keys, API tokens, or other technological protection measures of YouNow; or (viii) remove, obscure, or alter any copyright notice, trademarks, logos and trade names, or other proprietary rights notices contained within the Platform or the Developer Materials.
3.4    Support and Updates. YouNow will provide PeerStream with support regarding use of the Platform and Developer Materials during the Term, which shall include email, phone call and in person meetings as needed.
3.5    Third Party Services. YouNow may provide tools through the Developer Materials that enable PeerStream to import or export information to or from third party services, which PeerStream may Integrate at its option. PeerStream understands and acknowledges that by using one of these tools,

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PeerStream may be required to transfer certain applicable information to the third party service necessary for the tool to function.
4. MARKETING, PROMOTION, AND TRADEMARKS
4.1    Marketing and Promotion. During the Term, PeerStream shall not be obligated to market or promote the Props Tokens, Platform, or PeerStream Apps. To the extent PeerStream develops marketing or promotional content or materials for the Props Tokens, YouNow shall have the right to review such materials and if, based on a reasonable determination by YouNow, such materials impose regulatory burdens on YouNow or the Platform, YouNow may ask PeerStream to edit or adjust such materials and PeerStream will not unreasonable disagree.
4.2    Props Trademarks. Subject to the provisions of this Section 4.2, during the Term, PeerStream shall have the right to indicate to the public that the PeerStream Apps are integrated into the Platform, and to advertise the Platform as incorporated into the PeerStream Apps under the trademarks, marks, and trade names of Props set forth in Exhibit C, as same may be amended in writing by YouNow from time to time (“Props Trademarks”). The form, circumstances and context of all use of the Props Trademarks by PeerStream shall be subject to YouNow’s express prior written consent, such consent not to be unreasonably withheld, conditioned or delayed.
4.3    PeerStream Trademarks. Subject to the provisions of this Section 4.3, during the Term, YouNow shall have the right to indicate to the public that the PeerStream Apps are integrated into the Platform, and to advertise the PeerStream Apps as incorporated into the Platform, and to use those PeerStream trademarks, marks, and trade names set forth in Exhibit D, as same may be amended in writing by PeerStream from time to time (“PeerStream Trademarks”). The form, circumstances and context of all use of the PeerStream Trademarks by YouNow shall be subject to PeerStream’s express prior written consent, such consent not to be unreasonably withheld, conditioned or delayed.
4.4    Trademark Use. PeerStream shall not alter any of Props Trademarks contained within the Platform. Except as set forth in this Section 4, nothing contained in this Agreement shall grant or shall be deemed to grant to either party any right, title or interest in or to the other party’s trademarks. All benefits and goodwill resulting from the use of a party’s trademarks hereunder will inure solely to that party. PeerStream shall obtain no rights with respect to any Props Trademarks and YouNow shall obtain no rights with respect to any of PeerStream Trademarks, each except as expressly set forth herein. At no time during or after the Term shall either party challenge or assist others to challenge the other party’s trademarks or the registration thereof or attempt to register any trademarks, marks or trade names confusingly similar to those of the other party. Upon termination of this Agreement, each party shall immediately cease to use all the other party’s trademarks.
4.5    Press Release. The parties will use commercially reasonable efforts to facilitate a press announcement upon the parties’ entry into this Agreement. Neither party may make a press announcement relating to this Agreement without the other party’s prior written consent.
5. TOKEN GRANTS
PeerStream shall earn the right to receive up to, in the aggregate, 15,000,000 Props Tokens (collectively, “Grant Tokens”) upon the achievement of certain milestones (the “Milestones”) in the 2019 calendar year as defined below, in all cases subject to the terms, obligations, and restrictions of the form of Deferred Delivery Agreement for Props Tokens (“DDA”) attached hereto as Exhibit A:

1.	Upon entry into the MSA and mutual announcement of the entry into the MSA, PeerStream shall earn the right to receive 3,000,000 Grant Tokens.

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2.
Upon integration of one of the PeerStream Apps with the Platform and launch of either the PalTalk or CamFrog consumer-facing digital media mobile applications, PeerStream shall earn the right to receive 6,000,000 Grant Tokens.

3.
Upon integration of the PeerStream Apps with the Platform and the launch of both the PalTalk and CamFrog consumer-facing digital media mobile applications, PeerStream shall earn the right to receive 6,000,000 Grant Tokens.

If all of the above-listed Milestones are achieved by October 31, 2019, PeerStream shall earn the right to receive an additional bonus of 1,500,000 Props Tokens (“Bonus Tokens” and, together with the Grant Tokens, the “Compensation Tokens”), subject to the terms, obligations, and restrictions of the form of DDA attached hereto as Exhibit A.
6. PROPRIETARY RIGHTS; LICENSES
6.1    Platform; Developer Materials. YouNow shall own and hereby retains all right, title, and interest in and to the Platform and all Developer Materials, including all modifications, improvements, upgrades, and derivative works related thereto and all intellectual property rights therein and thereto. To the extent PeerStream obtains any ownership in the Platform or Developer Materials, including modifications, improvements, upgrades, or derivative works, PeerStream hereby assigns such right, title, and interest to YouNow.
6.2    Ownership of Deliverables and Work Product. Unless otherwise specified in the applicable SOW, YouNow shall retain all right, title, and interest in and to any (i) deliverables provided to PeerStream under an SOW (“Deliverables”) or (ii) work product, technology or inventions developed under an SOW (“Work Product”), including all intellectual property rights therein and thereto. Unless otherwise specified in the applicable SOW, YouNow hereby grants to PeerStream a non-exclusive, perpetual, royalty-free, non-sublicenseable, non-transferable license to use any Deliverables and Work Product solely in connection with PeerStream’s authorized use of the Platform and Developer Materials under this Agreement.
6.3    Prior IP. Each party retains all right, title and interest (including all IP Rights) in and to its Prior IP. “Prior IP” consists of each party's concepts, data, designs, developments, documentation, drawings, hardware, improvements, information, inventions, processes, software, techniques, technology, tools, and any other intellectual property, and any third party licenses or other rights to use any of the foregoing, that (a) exists prior to the Effective Date; or (b) are developed entirely independently by a party, at any time, (i) without any use, knowledge of, or reference to, the other party's confidential information or other information obtained in connection with this Agreement, and (ii) do not constitute Work Product.
6.4    Aggregated Data. As between the parties, (i) PeerStream solely owns the User Information, and (ii) YouNow solely owns the aggregated and statistical data derived from the operation of the Platform, including, without limitation, the daily active Props holder data and the performance results for the Platform. (the “Aggregated Data”). Nothing herein shall be construed as prohibiting YouNow from utilizing the Aggregated Data for purposes of operating YouNow’s business. Notwithstanding the foregoing, in no event whatsoever, will YouNow disclose to any third party any Aggregated Data that reveals the identity or confidential information, whether directly or indirectly, of any individual or PeerStream. YouNow hereby grants to PeerStream a non-exclusive, royalty-free, world-wide, fully-paid, perpetual and irrevocable license to access and use all Aggregated Data that incorporates or was derived in whole or in part from the use or analysis of User Information (collectively, the “User-Related Aggregated Data”). Promptly after the Effective Date, the parties shall confer in good faith to establish

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an electronic data interchange, reasonably acceptable to PeerStream, to facilitate PeerStream’s access to the User-Related Aggregated Data.
6.5    AML/KYC. Upon the integration of the PeerStream Apps into the Platform, the parties agree to cooperate in good faith to facilitate and carry out any such anti money laundering, know your client, and Office of Foreign Asset Control (OFAC) checks and verifications of Users that are reasonably required in order to comply with applicable laws and regulations (“Verifications”).
6.6    Feedback. The parties have no obligation to provide feedback or suggestions. PeerStream shall have, and YouNow hereby grants, a royalty-free, worldwide, transferable, sub-licensable, irrevocable, perpetual license to use or incorporate into the PeerStream Apps any feedback or suggestions provided to PeerStream. YouNow shall have, and PeerStream hereby grants, a royalty-free, worldwide, transferable, sub-licensable, irrevocable, perpetual license to use or incorporate into the Platform or YouNow’s business any feedback or suggestions provided to YouNow.
6.7    Confidentiality. PeerStream acknowledges that the Platform, Developer Materials, and any other proprietary or confidential information provided to PeerStream by YouNow (“YouNow Confidential Information”) constitute valuable proprietary information and trade secrets of YouNow. YouNow acknowledges that the User Information and any other proprietary or confidential information provided to YouNow by PeerStream (“PeerStream Confidential Information” and together with the YouNow Confidential Information, “Confidential Information”) constitute valuable proprietary information and trade secrets of PeerStream. Each party agrees to preserve the confidential nature of the other party’s Confidential Information by retaining and using the Confidential Information in trust and confidence, solely for its internal use, and by using the same degree of protection that such party uses to protect similar proprietary and confidential information, but in no event less than reasonable care. Each party, in its capacity as a receiving party, may disclose Confidential Information to those of its officers, directors, employees, independent contractors and professional advisors who are bound by written obligations of confidentiality at least as restrictive as those set forth herein, and shall be liable for any breach of this Section 6.6 resulting from the acts or omissions of such persons. In the event that either party becomes legally compelled by a court of competent jurisdiction or by a governmental body to disclose any of the other party’s Confidential Information, the receiving party will give the other party prompt written notice (unless prohibited from doing so by court order or applicable law) of such requirement, to enable the other party to seek a protective order or other remedy. In the event that the other party elects not to seek or is unable to obtain a protective order or other remedy, the receiving party will only disclose that portion of the other party’s Confidential Information which it is advised in writing by its legal counsel is legally required to be disclosed and will make reasonable efforts to obtain assurance that confidential treatment will be accorded such Confidential Information. Each receiving party agrees to promptly report any breaches of this section to the disclosing party. Confidential Information excludes any portion thereof that:

a.	is known to the receiving party, as evidenced by its written records, prior to receipt thereof under this Agreement;

b.	is disclosed to the receiving party by a third party after the full execution of this Agreement, and that third party has a legal right to make such disclosure;

c.	is or becomes part of the public domain other than through breach of this Agreement by the receiving party; or

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d.	is independently developed by or for the receiving party without knowledge of or access to such Confidential Information of the disclosing party, as evidenced by the receiving party’s written records.
6.8    No Implied Rights. Except for the express rights granted herein, YouNow does not grant any other licenses or ownership rights to PeerStream, whether express or implied, including to any YouNow software, technology, know- how, inventions, services, or intellectual property.
7. REPRESENTATIONS, WARRANTIES, AND COVENANTS
7.1    Validity and Enforceability. Each party represents and warrants that: (i) it is duly organized and validly existing and in good standing under the laws of the jurisdiction of its incorporation or formation; (ii) it has, and shall have, all rights and authority required to enter into the Agreement; (iii) the Agreement constitutes a valid and binding agreement enforceable against it in accordance with its terms; and (iv) the execution and delivery of the Agreement and all other instruments and documents required to be executed pursuant hereto, and the consummation of the transactions contemplated hereby, do not and shall not (a) conflict with or result in a breach of any provision of its organizational documents, or (b) result in a breach of any agreement to which it is a party.
7.2    PeerStream Materials. PeerStream represents and warrants that (i) any materials and information (other than the PeerStream Apps) provided to YouNow by PeerStream in connection with this Agreement do not and will not during the Term of this Agreement infringe the copyright, trade secret, patent, trademark, privacy, publicity, or other intellectual property or other rights of any third party and (ii) that PeerStream has obtained adequate consent to authorize any transfer of information that PeerStream requests via the PeerStream Apps.
7.3    YouNow Materials. YouNow represents and warrants that the Platform, Protocol Rewards Engine and Developer Materials, and use of the foregoing by PeerStream, its authorized employees and Users in accordance with the terms of this Agreement do not and will not infringe or misappropriate the copyright, trade secret, patent, trademark, privacy or other intellectual property rights of any third party. YouNow represents and warrants that it has obtained all rights and consents necessary to authorize use of the Platform, Protocol Rewards Engine and Developer Materials by PeerStream, its authorized employees and Users in accordance with the terms of this Agreement.
7.4    Regulatory.
7.4.1    PeerStream acknowledges and agrees that YouNow’s performance of its obligations under this Agreement may be subject to and contingent on the resolution of any regulatory considerations relating to such obligations. Neither YouNow nor PeerStream shall be liable or responsible to the other, nor be deemed to have defaulted under or breached this Agreement, for any failure or delay in fulfilling or performing any terms of the Agreement, when and to the extent such failure or delay is caused by or results from the application of any law or regulation, a change in any law or regulation or any action by any Governmental Authority, based on a reasonable determination by YouNow or PeerStream that any such law or regulation applies. Further, YouNow and PeerStream will work in good faith to address any such regulatory considerations and structure the integration of the PeerStream Apps into the Platform, as well as execute their respective obligations under this Agreement, in a manner that minimizes the regulatory burdens and expenses on the operation of the Platform.
7.4.2    PeerStream covenants and agrees to deliver materials and information necessary for YouNow to obtain all approvals, consents, or qualifications of any Governmental Authority reasonably necessary for the PeerStream Apps to comply with applicable law. Notwithstanding any provisions of this Agreement to

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the contrary, (i) Peerstream consents to YouNow’s reasonable or required disclosure of information regarding this Agreement, the relationship contemplated hereunder, and the Peerstream Apps in any filings or submissions to the U.S. Securities and Exchange Commission (“SEC”), including any such filings or submissions relating to an offering pursuant to Regulation A of the Securities Act of 1933, as amended (“Regulation A”), or periodic and other reports required to be filed by YouNow with the SEC and (ii) YouNow consents to PeerStream’s reasonable or required disclosure of information regarding this Agreement, the relationship contemplated hereunder, and the Platform in any filings or submissions to the SEC, including periodic and other reports required to be filed by PeerStream with the SEC.
7.4.3    Any alterations that YouNow makes to the structuring of the integration of the PeerStream Apps that YouNow deems necessary in order to address regulatory considerations that would restrict the integration of the PeerStream Apps and performance of this Agreement from being consummated, or that would cause performance to be unduly expensive in light of costs and regulatory burdens on YouNow or the Platform, shall be deemed to constitute good faith performance under this Agreement.
7.4.4    While PeerStream may become eligible to receive Props Tokens from the Protocol Rewards Engine in the future, PeerStream acknowledges that this Agreement does not contemplate any payments to PeerStream from the Protocol Rewards Engine. Further, PeerStream and YouNow acknowledge and agree that: (i) No money or other consideration is being solicited in connection with any YouNow offering from the Protocol Rewards Engine, and if sent in response, will not be accepted; (ii) No offer to buy Props Tokens can be accepted and no part of any purchase price can be received in connection with any YouNow offering from the Protocol Rewards Engine until an offering statement is qualified pursuant to the Securities Act of 1933, as amended (the “Securities Act”); (iii) Any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time before notice of its acceptance given after the qualification date; and (iv) A person’s indication of interest in participating in YouNow’s offering from the Protocol Rewards Engine involves no obligation or commitment of any kind.
7.4.5    PeerStream and YouNow agree and acknowledge that this Agreement may be filed as an exhibit in connection with any offering of securities by YouNow, or where otherwise required by any Governmental Authority.
7.5    PeerStream Qualifications. PeerStream represents and warrants that it has substantial experience in evaluating and investing in transactions of similar securities of similar issuers and acknowledges that PeerStream can protect its own interests. PeerStream has such knowledge and experience in financial and business matters so that PeerStream is capable of evaluating the merits and risks of its investment in the Props Tokens. PeerStream can bear the economic risk of PeerStream’s investment and is able, without impairing PeerStream’s financial condition, to hold the Props Tokens for an indefinite period of time and to suffer a complete loss of PeerStream’s investment. PeerStream is an “accredited investor” within the meaning of Regulation D, Rule 501(a), promulgated by the SEC under the Securities Act. PeerStream further represents that it has been provided the opportunity to review the disclosure statement attached hereto as Exhibit E, ask YouNow questions, and where applicable, has received answers from YouNow, regarding the Platform, the DDA, Props Tokens, the other matters described in the disclosure statement, and this offering.
7.6    Future Acquisitions. PeerStream agrees that at any time in the future at which PeerStream may acquire Props Tokens pursuant to this Agreement or a DDA issued pursuant to this Agreement, PeerStream shall be deemed to have reaffirmed, as of the date of acquisition of the additional Props Tokens, each and every representation and warranty made by PeerStream in this Agreement or any other instrument provided by PeerStream to YouNow in connection with that acquisition, except to the extent modified in writing by PeerStream and consented to by YouNow.

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8. INDEMNITIES
8.1    By YouNow. YouNow will indemnify, defend (or at its option settle) and hold PeerStream, its officers, directors, employees and Users (collectively, the “Indemnitees”) harmless from any third party claim, action or proceeding brought against PeerStream (a) alleging that the Platform, Integrated PeerStream Apps, Protocol Rewards Engine and Developer Materials as provided to PeerStream under this Agreement and used as authorized in this Agreement, infringe or misappropriate any intellectual property rights of a third party, or (b) resulting from a breach of this Agreement by YouNow, and YouNow will pay any final judgments awarded by a court of competent jurisdiction or settlements entered into by YouNow resolving such claims; provided that PeerStream provides YouNow with: (i) prompt written notice of such claim(s); (ii) sole control over the defense and settlement of such claim; and (iii) all necessary information and assistance (at YouNow’s expense) to defend and/or settle such claim. PeerStream’s failure to provide any of the foregoing shall limit YouNow’s indemnification obligations solely to the extent such failure impairs or otherwise limit’s YouNow’s ability to defend the relevant third party claim. PeerStream may participate in the defense of a claim asserted hereunder after YouNow has assumed the defense or settlement, provided that PeerStream will bear any legal fees and expenses or other costs it incurs in so participating. YouNow will not be liable for any costs or expenses incurred without its prior written authorization. YouNow shall not settle any indemnifiable third party claim that imposes any cost on PeerStream or any limitation on PeerStream’s rights hereunder or at law without PeerStream’s express prior written consent.
8.2    Limit on Indemnity. Notwithstanding the foregoing, YouNow will have no liability for infringement claims arising from: (i) combination of the Developer Materials with the PeerStream Apps or other software or products not provided by YouNow, if the infringement would not have occurred but for such combination; or (ii) the modification of the Developer Materials, in whole or in part, by anyone other than YouNow, if the infringement would not have occurred but for such modification.
8.3    Replacement Software. If any portion of the Developer Materials is held, or in YouNow’s reasonable opinion is likely to be held, to infringe or misappropriate a third party’s intellectual property rights, or use of the Developer Materials is otherwise enjoined, then YouNow may at its sole option and expense, within a commercially reasonable period of time: (i) procure for PeerStream the right to continue using the Developer Materials; (ii) modify or replace the Developer Materials so that they are non-infringing; or (iii) in the event that neither of the foregoing is reasonably practicable, terminate this Agreement.
8.4    Entire Liability. THIS SECTION 8 STATES THE ENTIRE LIABILITY AND OBLIGATION OF YOUNOW, AND THE SOLE AND EXCLUSIVE REMEDY OF PEERSTREAM, WITH RESPECT TO ANY ACTUAL OR ALLEGED INFRINGEMENT OF ANY INTELLECTUAL PROPERTY RIGHT BY THE PLATFORM OR DEVELOPER MATERIALS.
8.5    By PeerStream. Except to the extent that YouNow is obligated to indemnify PeerStream as set forth above, PeerStream will defend, or at its option settle any third party claim brought against YouNow or its affiliates or their officers, employees, or agents related to the PeerStream Apps or use or provision thereof, or which occurs as a result of PeerStream’s use or receipt of YouNow’s Services, the Platform, or Developer Materials, including without limitation (a) use of the Platform by PeerStream or any Authorized User in violation of this Agreement; (b) any content or information uploaded or posted by PeerStream or an Authorized User; (c) any activities of PeerStream or an Authorized User in breach of this Agreement; or (d) PeerStream’s breach of Section 7; and PeerStream will pay any final judgments awarded or settlements entered into to resolve such claims; provided that YouNow provides PeerStream with: (i) prompt written notice of such claim(s); (ii) sole control over the defense and settlement of such

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claim; and (iii) all necessary information and assistance (at PeerStream’s expense) to defend and/or settle such claim. YouNow’s failure to provide any of the foregoing shall limit PeerStream’s indemnification obligations solely to the extent such failure impairs or otherwise limit’s PeerStream’s ability to defend the relevant third party claim. YouNow may participate in the defense of a claim asserted hereunder after PeerStream has assumed the defense or settlement, provided that YouNow will bear any legal fees and expenses or other costs it incurs in so participating. PeerStream will not be liable for any costs or expenses incurred without its prior written authorization. PeerStream shall not settle any indemnifiable third party claim that imposes any cost on YouNow or any limitation on YouNow’s rights hereunder or at law without YouNow’s express prior written consent.
9. LIMITATIONS OF LIABILITY
9.1    Warranty Disclaimer. EXCEPT FOR THE EXPRESS WARRANTIES STATED IN SECTION 7, YOUNOW DISCLAIMS ALL WARRANTIES, CONDITIONS, OR REPRESENTATIONS (EXPRESS OR IMPLIED, ORAL, OR WRITTEN) WITH RESPECT TO THE PLATFORM, DEVELOPER MATERIALS, AND YOUNOW’S SERVICES, INCLUDING ANY AND ALL WARRANTIES OF MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, NON-INFRINGEMENT, NON-INTERFERENCE, ACCURACY OF DATA, AND WARRANTIES ARISING FROM A COURSE OF DEALING.
9.2    Limitations of Liability. EXCEPT FOR LIABILITY ARISING FROM BREACH OF SECTION 6.6 (CONFIDENTIALITY), IN FULFILMENT OF OBLIGATIONS UNDER SECTION 8 (INDEMNITIES), FRAUD, OR INTENTIONAL MISCONDUCT, (A) NEITHER PARTY SHALL BE LIABLE TO THE OTHER PARTY FOR
ANY SPECIAL, INDIRECT, INCIDENTAL, EXEMPLARY, OR CONSEQUENTIAL DAMAGES, INCLUDING WITHOUT LIMITATION LOST PROFITS, BUSINESS INTERRUPTION, OR LOSS OF INFORMATION, REGARDLESS OF WHETHER SUCH PARTY WAS ADVISED OF THE POSSIBILITY OF ANY OF THE FOREGOING; AND (B) IN NO EVENT SHALL THE TOTAL COLLECTIVE LIABILITY OF EITHER PARTY FOR ALL CLAIMS UNDER OR IN ANY WAY RELATED TO THIS AGREEMENT EXCEED $150,000.
9.3    Allocation of Risk. The warranty disclaimer and limitations of liability set forth in this Agreement shall apply irrespective of any failure of essential purpose of any limited remedy. PeerStream and YouNow each acknowledge and agree that the limitation of liability provisions of this section reflect an informed, voluntary allocation between them of the risk associated with PeerStream’s use of the Platform, Developer Materials, and YouNow’s Services and, but for these limitations of liability, YouNow would not have made such services and materials available to PeerStream under this Agreement.
10. TERM
10.1    Term. This Agreement will commence on the Effective Date and will continue for an initial term of three (3) years (“Initial Term”), after which the Agreement will be automatically renewed for one year successive renewal terms (each a “Renewal Term”; the Initial Term and any and all Renewal Terms are together the “Term”) unless one party notifies the other party of its desire not to renew in writing at least ninety (90) days prior to the end of the then current term.
10.2    Termination for Breach. In the event that either party is in material breach of this Agreement, and the non- breaching party does not cure such breach within thirty (30) days following written notice of such breach, then the non-breaching party may immediately terminate this Agreement by sending written notice to the breaching party.

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10.3    Termination for Convenience. Either party may terminate this Agreement with or without cause by giving at least ninety (90) days’ prior written notice.
10.4    Termination for Regulatory Considerations. In the event that one of the parties reasonably determines that this Agreement or either party’s obligations under this Agreement would be in violation of applicable law, that party may terminate immediately, subject to the obligation to remediate as described in Section 7.3.
10.5    Termination for Insolvency. Either party may terminate this Agreement: (a) upon the filing of any voluntary petition by the other party under any bankruptcy Laws; (b) upon the filing of any involuntary petition against the other party under any bankruptcy Laws that is not dismissed within sixty (60) days after filing; (c) upon any appointment of a receiver for all or a substantial portion of the other party’s business or operations; or (d) upon any assignment of all or substantially all the assets of the other party for the benefit of creditors.
10.6    Effect of Termination.
10.6.1    Upon termination of this Agreement, PeerStream and any Authorized Users must immediately stop using the Platform and Developer Materials, return or destroy all Developer Materials, and certify such return or destruction in writing.
10.6.2    Upon termination of this Agreement by YouNow:

10.6.2.1
If termination occurs during the first year of the Initial Term, YouNow shall grant PeerStream the right to receive additional Props Tokens in an amount equal to 75% of the Grant Tokens which have already been granted to PeerStream at that time, in all cases subject to the terms, obligations, and restrictions of the form of DDA attached hereto as Exhibit A.

10.6.2.2
If termination occurs during the second year of the Initial Term, YouNow shall grant PeerStream the right to receive additional Props Tokens in an amount equal to 50% of the Grant Tokens which have already been granted to PeerStream at that time, in all cases subject to the terms, obligations, and restrictions of the form of DDA attached hereto as Exhibit A.

10.6.2.3
If termination occurs during the third year of the Initial Term, YouNow shall grant PeerStream the right to receive additional Props Tokens in an amount equal to 25% of the Grant Tokens which have already been granted to PeerStream at that time, in all cases subject to the terms, obligations, and restrictions of the form of DDA attached hereto as Exhibit A.

10.6.3    Upon termination of this Agreement by PeerStream:

10.6.3.1
If termination occurs during the first year of the Initial Term, PeerStream shall return to YouNow and/or forfeit the right to receive such number of Props Tokens equal to 66% of the Grant Tokens that PeerStream, in aggregate, (i) has the right to receive and (ii) had already been granted pursuant to this Agreement at the time of the termination.

10.6.3.2
If termination occurs during the second year of the Initial Term, PeerStream shall return to YouNow and/or forfeit the right to receive such number of Props Tokens equal to 33% of the Grant Tokens that PeerStream, in aggregate, (i) has the right to receive and (ii) had already been granted pursuant to this Agreement at the time of the termination.

10.6.3.3	If termination occurs during the third year of the Initial Term, PeerStream shall return to YouNow and/or forfeit the right to receive such number of Props Tokens equal to 16% of the

YOUNOW MASTER SERVICES AGREEMENT	10	CONFIDENTIAL

Grant Tokens that PeerStream, in aggregate, (i) has the right to receive and (ii) had already been granted pursuant to this Agreement at the time of the termination.
10.6.4    For the avoidance of doubt, in the event of termination for breach, or if any payment of Grant Tokens is found to be in violation of applicable law, no such payment shall be made by YouNow.
10.7    Survival. Upon termination of this Agreement, Sections 11 (Definitions), 3.3 (Restrictions), 3.36 (Proprietary Rights, Licenses), 8 (Indemnities), 9 (Limitations of Liability), 6 (Effect of Termination), 10.7 (Survival), and 11 (General) shall survive and remain in effect.
11. GENERAL
11.1    Independent Contractor. In performing under this Agreement, each party is acting as independent contractor, and in no way are the parties to be construed as partners, joint venturers, fiduciaries or agents of one another in any respect.
11.2    Force Majeure. Neither party shall be in default under this Agreement for failing to perform any obligation hereunder, other than the payment of amounts due, if such failure is caused solely by supervening conditions beyond the parties’ respective control, including without limitation acts of God, civil commotion, strikes, terrorism, earthquake, flood, failure of third party networking equipment, failure of the public Internet, power outages, labor disputes or governmental demands or restrictions.
11.3    Assignment and Subcontracting. Either party may assign this Agreement in connection with a merger, acquisition or sale of all or substantially all of its assets related hereto. Except as expressly stated in this Section 11.3, neither party may assign its rights or obligations under this Agreement without obtaining the other party’s prior written consent. Any assignment in contravention of this subsection shall be void.
11.4    Governing Law; Arbitration. This Agreement shall be governed by the laws of the state of New York (excluding any rule or principle that would refer to and apply the substantive law of another state or jurisdiction). Except for any claims for equitable relief under Section 11.5, any and all disputes, controversies or claims arising out of or relating to this Agreement, or the breach, termination or invalidity thereof, shall be finally settled by binding arbitration in accordance with the Rules of Arbitration of the International Chamber of Commerce in effect on the date of this Agreement by a single arbitrator appointed in accordance with said Rules. The place of arbitration shall be New York, New York, U.S.A. The arbitration shall be conducted in the English language. The determination of the arbitrator shall be final and binding upon the parties to the arbitration. Judgment upon any award rendered by the arbitrator may be entered in any court of competent jurisdiction. All costs incurred in connection with such arbitration, including reasonable attorneys’ fees, shall be borne by the party which incurs the costs, except the fees of conducting the arbitration itself which shall be borne equally by the parties.
11.5    Equitable Relief. PeerStream and YouNow each acknowledge that any material breach of its obligations related to maintaining confidentiality would cause the other party irreparable harm for which it has no adequate remedies at law. Accordingly, PeerStream and YouNow each agree that the other party is entitled to specific performance or injunctive relief for any such breach, without posting a bond or proving actual damages, and without prejudice to any other remedies that may be available to the party seeking such equitable relief. Notwithstanding the requirement for arbitration under Section 11.4, the parties agree that any claim or cause of action under or relating to this Agreement for equitable relief shall be brought in the state or federal courts located in New York, New York, United States and the parties agree to submit to the exclusive personal jurisdiction of such courts.

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11.6    Notice. Any notice required or permitted under the terms of this Agreement or required by law must be in writing and must be: (a) delivered in person, (b) sent by overnight air courier with some sort of tracking mechanism, in each case properly posted and fully prepaid to the appropriate address as set forth below, or (c) sent by email. Either party may change its address for notices by notice to the other party given in accordance with this Section 11.6.
Notices will be deemed given at the time of actual delivery in person, one day after delivery to an overnight air courier service, or at the time the email is sent.
11.7    Mitigation. Each party must mitigate the impact of any damage arising out of or related to this Agreement.
11.8    Miscellaneous. This Agreement, including the exhibits attached hereto, constitutes the entire agreement between the parties regarding the subject matter stated herein, and supersedes all previous communications, representations, understandings, and agreements, either oral, electronic, or written. Any amendments to this Agreement shall only be valid if in writing and signed by an executive of both parties. Headings herein are for convenience of reference only and shall in no way affect interpretation of this Agreement. Nothing contained in any purchase order or similar document shall in any way modify this Agreement or add any additional terms or conditions. If any provision of this Agreement, or the application thereof, shall for any reason and to any extent be determined by a court of competent jurisdiction to be invalid or unenforceable under applicable law, a valid provision that most closely matches the intent of the original shall be substituted and the remaining provisions of this Agreement shall be interpreted so as best to reasonably effect its original intent. No delay or omission by a party to exercise any right or power occurring upon any breach or default by the other party with respect to any of the terms of this Agreement shall impair any such right or power or be construed to be a waiver thereof. This Agreement may be executed in two counterparts, each of which will be deemed to be an original and both of which together will constitute a single document.
[Signature Page Follows]

YOUNOW MASTER SERVICES AGREEMENT	12	CONFIDENTIAL

IN WITNESS WHEREOF, the parties hereby enter into this Agreement as of the Effective Date.

PeerStream, Inc.		YouNow, Inc.
Name:	Alexander Harrington	Name:	Adi Sideman
Title:	CEO	Title:	CEO
Signature:	/s/ Alexander Harrington	Signature:	/s/Adi Sideman
Date:	5/10/2019	Date:	5/10/2019
Address for Notice:		Address for Notice:

EXHIBIT A
Form of DDA

YOUNOW MASTER SERVICES AGREEMENT	14	CONFIDENTIAL

THIS DEFERRED DELIVERY AGREEMENT (“DDA”) HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “ACT”), OR UNDER THE SECURITIES LAWS OF CERTAIN STATES. THIS DDA MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED UNDER THE ACT AND APPLICABLE STATE SECURITIES LAWS PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR AN EXEMPTION THEREFROM. THE ISSUER OF THIS DDA MAY REQUIRE AN OPINION OF COUNSEL REASONABLY SATISFACTORY TO THE ISSUER THAT SUCH OFFER, SALE OR TRANSFER, PLEDGE OR HYPOTHECATION OTHERWISE COMPLIES WITH THE ACT AND ANY APPLICABLE STATE SECURITIES LAWS.
DEFERRED DELIVERY AGREEMENT
Issued By
YOUNOW, INC.
For
TOKENS
[Insert date]
THIS DEFERRED DELIVERY AGREEMENT (the “DDA”) certifies that in exchange for the mutual covenants and representations set forth in this DDA and in the Master Services Agreement, dated [•], 2019, by and between YouNow, Inc., a Delaware corporation (“YouNow”), and PeerStream, Inc., a Delaware corporation (“PeerStream”), attached hereto as Appendix A (the “Services Agreement”), YouNow hereby issues to PeerStream the right, in the future, to receive [insert number of awarded Props Tokens] Props Tokens (the “[First][Second][Third] [Bonus] Milestone Tokens”) in connection with the achievement of the [First][Second][Third] [Bonus] milestone described in Section 5 of the Services Agreement. This right to receive Props Tokens is subject to the terms set forth below and in the Services Agreement.
1.Definitions
“DDA” shall have the meaning given to it in the opening paragraph of this document.
“[First][Second][Third] [Bonus] Milestone Tokens” shall have the meaning given to it in the opening paragraph of this document.
“PeerStream” shall have the meaning given to it in the opening paragraph of this document.
“Props Tokens” shall mean a cryptographic token issued by YouNow. For the avoidance of doubt, the meaning shall be inclusive of the singular form, “Props Token.”
“Services Agreement” shall have the meaning given to it in the opening paragraph of this document.
“Token Distribution Event” means the date that is a year and one day after the date of this DDA.
“YouNow” shall have the meaning given to it in the opening paragraph of this document.

2.Events
(a)On the day of the Token Distribution Event, YouNow shall issue to PeerStream an amount of Props Tokens equal to the [First][Second][Third] [Bonus] Milestone Tokens. Notwithstanding anything in this DDA to the contrary, PeerStream’s right to receive Props Tokens is subject to the terms of the Services Agreement, and as a result, upon the occurrence of any of the events described in Section 10.6.3 of the Services Agreement, the number of Props Tokens issuable pursuant to this DDA shall be reduced accordingly.
(b)After the Token Distribution Event, YouNow shall promptly, and in any event within one (1) business day, send the Props Tokens issuable pursuant to Section 2(a) to a digital wallet address chosen by PeerStream. PeerStream shall provide YouNow with its digital wallet address at least [14] days before the Token Distribution Event. YouNow shall provide PeerStream with notice of the need to do so at least [21] days prior to the Token Distribution Event.
(c)The DDA will expire and terminate upon the first to occur of the following: (i) the issuance to PeerStream of the [First][Second][Third] [Bonus] Milestone Tokens or (ii) any material incurable breach of the representations and warranties of PeerStream in, or the other provisions of, this DDA by PeerStream. Sections 4 (“PeerStream Representations and Warranties”), and 5 (“Miscellaneous”) shall survive any termination or expiration of this DDA.
3.YouNow Representations and Warranties
(a)YouNow is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation, and has the power and authority to own, lease, and operate its properties and carry on its business as now conducted.
(b)The execution, delivery, and performance by YouNow of this DDA is within the power of YouNow and, other than with respect to the actions to be taken when the [First][Second][Third] [Bonus] Milestone Tokens are to be issued to the PeerStream, has been duly authorized by all necessary actions on the part of YouNow. This instrument constitutes a legal, valid, and binding obligation of YouNow, enforceable against YouNow in accordance with its terms, except as limited by bankruptcy, insolvency, or other laws of general application relating to or affecting the enforcement of creditors’ rights generally and general principles of equity. To the knowledge of YouNow, it is not in violation of (i) its current certificate of incorporation or bylaws, (ii) any material statute, rule, or regulation applicable to YouNow or (iii) any material indenture or contract to which YouNow is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on YouNow.
(c)The performance and consummation of the transactions contemplated by this DDA do not and will not: (i) violate any material judgment, statute, rule, or regulation applicable to YouNow; (ii) result in the acceleration of any material indenture or contract to which YouNow is a party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property, asset, or revenue of YouNow or the suspension, forfeiture, or nonrenewal of any material permit, license, or authorization applicable to YouNow, its business or operations.
(d)No consents or approvals are required in connection with the performance of this DDA, other than: (i) YouNow’s corporate approvals; and (ii) any qualifications or filings under applicable securities laws.

(e)YouNow incorporates and restates in this DDA by reference all representations and warranties made by YouNow contained in Section 7 of the Services Agreement.
4.PeerStream Representations and Warranties
(a)PeerStream has full legal capacity, power, and authority to execute and deliver this DDA and to perform its obligations hereunder. This DDA constitutes a valid and binding obligation of PeerStream, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency, or other laws of general application relating to or affecting the enforcement of creditors’ rights generally and general principles of equity.
(b)PeerStream is an “accredited investor” within the meaning of Regulation D, Rule 501(a) promulgated by the U.S. Securities and Exchange Commission under the Securities Act of 1933, as amended (the “Securities Act”). PeerStream has been advised that (i) this DDA is a security that has not been registered under the Securities Act or any state securities laws and (ii) the Props Tokens issuable pursuant to this DDA are securities that have not been registered under the Securities Act or any state securities laws. As a result, this DDA and the Props Tokens issuable pursuant to this DDA cannot be resold unless registered under the Securities Act and applicable state securities laws or unless an exemption from such registration requirements is available. PeerStream is receiving this security instrument for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and PeerStream has no present intention of selling, granting any participation in, or otherwise distributing the same. PeerStream has the knowledge and experience in financial and business matters such that PeerStream is capable of evaluating the merits and risks of investments in the DDA and the Props Tokens, is able to incur a complete loss of such investment without impairing PeerStream’s financial condition, and is able to bear the economic risk of such investment for an indefinite period of time. PeerStream further represents that it has been provided the opportunity to review the disclosure statement attached hereto as Appendix B, ask YouNow questions, and where applicable, has received answers from YouNow, regarding this DDA, Props Tokens, the other matters described in the disclosure statement, and this offering.
(c)PeerStream incorporates and restates in this DDA by reference all representations and warranties made by PeerStream in Section 7 of the Services Agreement. PeerStream further represents that it has read the Services Agreement, understands and agrees to be bound by its terms, and has been provided the opportunity to ask YouNow questions, and where applicable, has received answers from YouNow, regarding the Services Agreement.
(d)The representations and warranties of PeerStream set forth in this DDA, including those incorporated and restated by reference to Section 7 of the Services Agreement, shall be deemed repeated and reaffirmed by PeerStream to YouNow as of each date YouNow issues Tokens to PeerStream pursuant to this DDA. If at any time prior to the termination of this DDA, PeerStream becomes aware that the representations and warranties set forth in this DDA, including those incorporated and restated by reference to Section 7 of the Services Agreement, cease to be true in any material respect, PeerStream shall promptly so notify YouNow in writing.
(e)The digital wallet address chosen by PeerStream pursuant to Section 2(a) will be under the direct or indirect control of PeerStream and shall not be under the direct or indirect control of any third-party.
(f)The signature of the PeerStream representative on the Signature Page of the Services Agreement constitutes delivery and execution of both the DDA and the Services Agreement.

5.Miscellaneous
(a)Any provision of this DDA may be amended, waived, or modified only upon the written consent of YouNow and PeerStream.
(b)Any notice required or permitted by this DDA will be deemed sufficient when sent by email to the relevant address listed in the Services Agreement, as subsequently modified by written notice.
(c)The purchase of DDAs and ultimate ownership of Tokens (i) does not provide PeerStream with rights of any form with respect to YouNow or its revenues or assets, including, but not limited to, any voting, distribution, redemption, liquidation, proprietary (including all forms of intellectual property), or other financial or legal rights in YouNow; (ii) is not a loan to YouNow; and (iii) does not provide PeerStream with any ownership or other interest in YouNow.
(d)Neither this DDA nor the rights contained herein may be assigned, by operation of law or otherwise, by either party without the prior written consent of the other; provided, that (i) YouNow may assign this DDA in whole, without the consent of PeerStream, in connection with a reincorporation to change YouNow’s domicile and (ii) either party may assign this DDA in whole, without the consent of the other party, to an entity that, directly or indirectly, acquires all or substantially all of the business or assets of such party to which this DDA pertains, whether by merger, reorganization, acquisition, sale, or otherwise, provided that such assignment is made in compliance with all applicable securities laws and the assignee agrees to be bound by this DDA.
(e)In the event any one or more of the provisions of this DDA is for any reason held to be invalid, illegal, or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the provisions of this DDA operate or would prospectively operate to invalidate this DDA, then and in any such event, such provision(s) only will be deemed null and void and will not affect any other provision of this DDA and the remaining provisions of this DDA will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.
(f)PeerStream shall, and shall cause its affiliates to, execute and deliver any additional documents and take any further actions reasonably necessary to give effect to this DDA and the transactions contemplated by this DDA and the Services Agreement, including, without limitation, to enable the transactions contemplated by this DDA to comply with applicable laws.
(g)Notwithstanding anything in this DDA to the contrary, YouNow shall not be liable or deemed to have defaulted under or breached this DDA for any failure or delay in performing any obligation under this DDA, including without limitation any failure to deliver or delay in delivery of Props Tokens, solely to the extent the failure or delay is caused by or results from acts beyond YouNow’s reasonable control that would materially limit YouNow’s ability to perform such obligations, including, without limitation: (a) acts of God; (b) flood, fire, earthquake or explosion; (c) war, invasion, hostilities (whether war is declared or not), terrorist threats or acts, or other civil unrest; (d) the application of any law or regulation, a change in any law or regulation or any action by any Governmental Authority (as defined in the Services Agreement); or (e) action by any Governmental Authority; provided, however, that in the case of clauses (d) or (e), the determination that such events would materially limit YouNow’s ability to perform its obligations hereunder shall be made by YouNow’s outside legal counsel in good faith.
(h)All rights and obligations hereunder will be governed by the laws of Delaware, without regard to the conflicts of law provisions of such jurisdiction.

APPENDIX A
SERVICES AGREEMENT

APPENDIX B
DISCLOSURE STATEMENT

EXHIBIT B
Statement of Work
I. YOUNOW’S SERVICES
YouNow agrees to:

•	provide PeerStream with a Props software service designed to enable distribution of Props Tokens to PeerStream users;

•	provide PeerStream with easy integration into mobile wallet;

•	provide hands-on consultation services and recommendations on product implementation and utility;

•	work with PeerStream to integrate the PeerStream Apps into the Props network’s Protocol Rewards Engine; and

•	provide ongoing technical support to PeerStream for the Integration of Props Tokens into the PeerStream Apps.
II. INTEGRATION SERVICES
PeerStream agrees to:

•	integrate Props software service, wallet tie in, user rewards and loyalty into the PeerStream Apps; and

•	take such other reasonable actions and provide such information that may be necessary to facilitate regulatory approvals necessary to effect the Transaction.

•	provide tangible, valuable functionality for users holding or spending Props Tokens on PeerStream Apps.

YOUNOW MASTER SERVICES AGREEMENT	15	CONFIDENTIAL

EXHIBIT C
Props Trademarks
[The information in this schedule is either not material to an investment decision or is otherwise disclosed in the offering statement or exhibits thereto and thus has been omitted. The Company hereby agrees to furnish supplementally a copy of the omitted schedule to the Commission upon request.]

YOUNOW MASTER SERVICES AGREEMENT	16	CONFIDENTIAL

EXHIBIT D
PeerStream Trademarks
[The information in this schedule is either not material to an investment decision or is otherwise disclosed in the offering statement or exhibits thereto and thus has been omitted. The Company hereby agrees to furnish supplementally a copy of the omitted schedule to the Commission upon request.]

YOUNOW MASTER SERVICES AGREEMENT	17	CONFIDENTIAL

EXHIBIT E
Disclosure Statement
[The information in this schedule is either not material to an investment decision or is otherwise disclosed in the offering statement or exhibits thereto and thus has been omitted. The Company hereby agrees to furnish supplementally a copy of the omitted schedule to the Commission upon request.]

YOUNOW MASTER SERVICES AGREEMENT	18	CONFIDENTIAL